Balance Sheet

BlocPower Energy Services 3 LLC
As of December 31, 2022

	DEC 31, 2022
Assets	
Current Assets	
Cash and Cash Equivalents	
ES3 Money Market Checking	8,551
ES3-Main Operating Checking	343,433
Total Cash and Cash Equivalents	**351,984**
Accounts Receivable	374,985
Due from BlocPower Community Corporation	258,860
Due from BlocPower ES1	163,467
Due from BlocPower ES2	49,526
Due from BlocPower LLC	1,012,258
Prepayments	39,480
Total Current Assets	**2,250,559**
Long Term Assets	
Accumulated Depreciation	(31,387)
Construction In Process	1,437,947
Project Asset	734,636
Total Long Term Assets	**2,141,195**
Total Assets	**4,391,754**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	264,373
Retainage Payable	48,500
Sales Tax Payable	2,381
Total Current Liabilities	**315,254**
Long Term Liabilities	
Accrued Interest	100,137
Deferred Revenue	369,702
EBCE Loan	500,000
Green Note - Crowdfunding - Allocated	240,383
Green Note - Crowdfunding - First Repay	(61,450)
Green Note - Crowdfunding First Round	775,551
Green Note - Crowdfunding Second Round	948,799
Green Note - Crowdfunding Third Round	748,380
Green Note - Debt Issuance Cost	(48,224)

	DEC 31, 2022
Note - Merck Family Fund	91,671
Total Long Term Liabilities	**3,664,949**
Total Liabilities	**3,980,204**

Equity

Current Year Earnings	(65,427)
Owners Contribution	20,000
Project Sponsor Equity	494,253
Retained Earnings	(37,275)
Total Equity	**411,551**
Total Liabilities and Equity	**4,391,754**

Income Statement

BlocPower Energy Services 3 LLC
For the year ended December 31, 2022

	2022
Income	
Interest Income	63,479
Sales	33,235
Total Income	**96,714**
Gross Profit	**96,714**
Operating Expenses	
Bank Service Charges	864
Consulting & Accounting	6,000
Depreciation	23,192
Interest Expense	4,000
Interest Expense - First Round	52,518
Interest Expense - Second Round	40,443
Interest Expense - Third Round	27,441
Operation and Maintenance	5,628
Sales returns and allowances	1,909
Stripe-Credit Card Fee	146
Total Operating Expenses	**162,141**
Operating Income	**(65,427)**
Net Income	**(65,427)**

Statement of Cash Flows

BlocPower Energy Services 3 LLC
For the year ended December 31, 2022

	2022
Operating Activities	
Receipts from customers	95,335
Payments to suppliers and employees	(144,407)
Cash receipts from other operating activities	(50)
Net Cash Flows from Operating Activities	**(49,122)**
Investing Activities	
Other cash items from investing activities	(2,008,606)
Net Cash Flows from Investing Activities	**(2,008,606)**
Financing Activities	
Other cash items from financing activities	2,236,414
Net Cash Flows from Financing Activities	**2,236,414**
Net Cash Flows	**178,686**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	173,297
Net cash flows	178,686
Cash and cash equivalents at end of period	351,984
Net change in cash for period	**178,686**